SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Key Financial and Performance Indicators for the First Three Quarters of 2018, dated October 29, 2018	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 29, 2018	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST THREE QUARTERS OF 2018

The unaudited financial data of the Group for the first three quarters of 2018

•	Operating revenues were RMB284,971 million, representing an increase of 3.6% over the same period of last year

•	Service revenues were RMB264,934 million, representing an increase of 6.0% over the same period of last year

•	EBITDA was RMB80,819 million, representing an increase of 2.5% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB19,034 million, representing an increase of 2.7% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2018.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2018 to 30 September 2018	For the period from 1 January 2017 to 30 September 2017	Increase / (Decrease)
	(RMB million)	(RMB million) (Restated)*
Operating revenues	284,971	274,967	3.6%
of which: Service revenues[1]	264,934	249,927	6.0%
Operating expenses
Depreciation and amortisation	(55,459)	(52,246)	6.1%
Network operations and support	(81,800)	(73,355)	11.5%
Selling, general and administrative	(43,128)	(42,334)	1.9%
Personnel expenses	(49,788)	(46,958)	6.0%
Other operating expenses	(29,436)	(33,436)	(12.0%)

Total operating expenses	(259,611)	(248,329)	4.5%

Operating profit	25,360	26,638	(4.8%)
Net finance costs	(2,107)	(2,583)	(18.4%)
Investment income and share of profits of associates	1,923	708	171.6%

Profit before taxation	25,176	24,763	1.7%
Income tax	(6,045)	(6,139)	(1.5%)

Profit for the first three quarters	19,131	18,624	2.7%

Profit attributable to:
Equity holders of the Company	19,034	18,528	2.7%
Non-controlling interests	97	96	1.0%

	As at 30 September 2018	As at 31 December 2017
	(RMB million)	(RMB million)
Total Assets	669,594	661,194	1.3%
Total Liabilities	(328,394)	(334,497)	(1.8%)

Total Equity[2]	341,200	326,697	4.4%

*

Certain figures for the first three quarters of 2017 were retrospectively restated due to the acquisition of satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited by the Group in year 2017. Please refer to note 1 to the audited consolidated financial statements in 2017 Annual Report for details.

1.

Service revenues were calculated based on operating revenues minus sales of mobile terminals (first three quarters of 2018: RMB15,380 million; first three quarters of 2017: RMB20,746 million), sales of wireline equipment and other non-service revenues (first three quarters of 2018: total RMB4,657 million; first three quarters of 2017: total RMB4,294 million).

2.

The Group adopted IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” since 1 January 2018. For IFRS 15 and IFRS 9, the Group applied the limited retrospective method choosing not to restate the comparative information for prior periods in accordance with the requirements under the accounting standards. The adjustments from the adoption of IFRS 15 and IFRS 9 resulted in an increase of the opening balance of equity of the Group as at 1 January 2018 by approximately RMB3.0 billion in aggregate.

Business Data

	As at 30 September 2018/ For the period from 1 January 2018 to 30 September 2018	As at 30 September 2017/ For the period from 1 January 2017 to 30 September 2017
Mobile Subscribers (Million)	294.03	240.56
of which 4G Users (Million)	230.45	167.52
Net Add of Mobile Subscribers (Million)	44.07	25.56
of which Net Add of 4G Users (Million)	48.41	45.65
Handset Data Traffic (kTB)[3]	9,414.8	2,020.4
Mobile Voice Usage (Billion Minutes)	617.73	570.23
Wireline Broadband Subscribers (Million)	143.84	131.31
of which Fibre-to-the-Home (FTTH) subscribers (Million)	138.62	121.80
Net Add of Wireline Broadband Subscribers (Million)	10.31	8.19
of which Net Add of FTTH subscribers (Million)	12.45	15.81
Access Lines in Service (Million)	118.27	123.31
Net Increase/(Decrease) of Access Lines in Service (Million)	(3.53)	(3.55)
Wireline Local Voice Usage (Billion Pulses)	46.19	57.55
Wireline Long Distance Usage (Billion Minutes)	10.11	11.68

For the first three quarters of 2018, facing increasingly intensified market competition coupled with complicated and changing industry environments, the Group adhered to established development strategy with excellent execution and continued to implement deepened reforms and innovation, achieving new breakthrough in scale. With further implementation of the “Speed Upgrade and Tariff Reduction” policy, the Group cancelled data roaming fees from 1 July 2018. The number of mobile subscribers reached approximately 294 million, representing a net addition of 44.07 million; of which the number of 4G users reached 230 million, representing a net addition of 48.41 million and maintained good growth momentum. The handset data traffic3 increased by 366% over the same period of last year. The monthly average data traffic per 4G user reached 5,219 MB and maintained strong growth. The average mobile service revenue per user per month (ARPU) decreased over the same period of last year. Facing intensified market competition, wireline broadband subscribers achieved favourable growth and reached 144 million, representing a net addition of 10.31 million. Despite the decline in the ARPU of broadband access, the growth in wireline broadband subscribers vigorously supported the rapid development of Smart Family service. With continuous strengthening of the advantages of ecological cooperation of the Company, the number of e-Surfing HD subscribers exceeded 100 million while IDC, cloud and Big Data businesses achieved rapid development, expediting the growth of Intelligent Applications ecosphere4.

3.	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.
4.

Intelligent Applications ecosphere included Smart Family ecosphere, DICT ecosphere, IoT ecosphere and Internet Finance ecosphere. DICT refers to the integrated intelligent applications services based on three major technologies, namely communications technology, information technology, cloud and Big Data technology.

For the first three quarters of 2018, the Group proactively adapted to the impacts of cancellation of data roaming fees and implementation of new revenue standard with steady promotion of business operation as planned. For the first three quarters of 2018, the operating revenues were RMB284,971 million, representing an increase of 3.6% over the same period of last year, of which the service revenues were RMB264,934 million, representing an increase of 6.0% over the same period of last year. The operating expenses increased by 4.5% over the same period of last year. Of which, the depreciation and amortisation expenses increased by 6.1% over the same period of last year which was mainly due to the corresponding increase brought by the investment in 4G and fibre broadband construction in recent years. In order to further enhance network capabilities and quality to support scale development of business, the network operations and support expenses increased by 11.5% over the same period of last year. The selling, general and administrative expenses increased by 1.9% over the same period of last year which was well controlled amid rapid growth in the scale of subscribers mainly as a result of the continuous optimisation of the Company’s sales and marketing model and the implementation of new revenue standard. The personnel expenses increased by 6.0% over the same period of last year. During the period, other operating expenses decreased by 12.0% over the same period of last year which was mainly attributable to the corresponding decrease in the costs of mobile terminals sold in line with the decrease in sales of mobile terminals during the period. For the first three quarters of 2018, the investment income and share of profits of associates increased by 171.6% over the same period of last year which was mainly due to the change in the Group’s shareholding percentage in China Tower Corporation Limited (“China Tower”) resulting in an increase in the interests in China Tower being accounted for under equity method after the listing of China Tower. During the period, the net finance costs decreased by 18.4% over the same period of last year which was mainly due to the Group’s increased efforts in stringent control over capital centralisation and decrease in the scale of interest-bearing debts. The profit attributable to equity holders of the Company was RMB19,034 million, representing an increase of 2.7% over the same period of last year. EBITDA5 was RMB80,819 million, representing an increase of 2.5% over the same period of last year. EBITDA margin6 was 30.5%.

In the future, the Group will firmly seize the development opportunities of the communications and information industry and proactively respond to market competition and changes with perseverance in innovation and integration to promote scale development. With unwavering devotion to promote the “three initiatives”7 transformation and to persistently implement in-depth reforms, the Group will reinforce corporate vitality and efficiency as well as promote enhancement of corporate capabilities, endeavouring to continuously create new value potential for shareholders.

5.	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
6.	EBITDA margin was calculated based on EBITDA divided by service revenues.
7.	“Three initiatives” represents network intelligentisation, service ecologicalisation and operation intellectualisation.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 29 October 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen (as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).